Exhibit 12.1

The Navigators Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,	Year ended December 31,
	2012	2011	2010	2009	2008	2007
Income before income taxes	$11,185	$32,734	$98,829	$86,848	$68,731	$139,182
Add:
Portion of rents representative of the interest factor	889	3,476	3,093	2,864	2,364	2,131
Interest expense	2,049	8,188	8,178	8,455	8,871	8,863
Letter of credit charges	590	2,388	2,645	1,731	1,103	1,143
Amortization of discount and other bank fees	36	138	128	216	121	113

Income as adjusted	$14,749	$46,924	$112,873	$100,114	$81,190	$151,432

Fixed charges:
Portion of rents representative of the interest factor	$889	$3,476	$3,093	$2,864	$2,364	$2,131
Interest expense	2,049	8,188	8,178	8,455	8,871	8,863
Letter of credit charges	590	2,388	2,645	1,731	1,103	1,143
Amortization of discount and other bank fees	36	138	128	216	121	113

Total	$3,564	$14,190	$14,044	$13,266	$12,459	$12,250

Ratio of earnings to fixed charges	4.14	3.31	8.04	7.55	6.52	12.36